April 21, 2008
Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Dear Mr. White:
The following is in regards to your letter dated April 8, 2008, relating to the review of the Form 10-K of Rowan Companies, Inc. (File 1-05491) for the year ended December 31, 2007. We have repeated your comments below and have responded to each.
Form 10-K for fiscal year ended December 31, 2007
Critical Accounting Policies and Management Estimates
Revenue Recognition, page 44
1.	We note your use of the percentage-of-completion method for longer-term manufacturing projects. Please expand your disclosure to more specifically describe your process for reviewing costs on a routine basis and ensuring that your cost estimates are current. Also, please revise your disclosure in future filings to clarify how you arrived at the estimate, how accurate the estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future. We refer you to Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response to Comment No. 1:

Revenues from longer-term manufacturing projects such as rigs and rig kits are recognized on the percentage-of-completion basis using costs incurred relative to total estimated costs. A rig kit includes selected rig components and parts manufactured over a nine-to-twelve month period in our Longview, Texas facility. A rig construction project typically occurs over a two-year period at our Vicksburg, Mississippi shipyard and includes a significant labor cost component for fabrication and assembly. A rig kit is included within and comprises about one-fourth of the cost of a complete rig.

Rig kits are priced to include a significant margin above expected cost, which is well known in advance and does not fluctuate significantly over the project period. The measure of percentage of completion progress for revenue recognition on rig kit projects usually tracks very closely to the timing of shipment of the underlying components and parts.

The scale and duration of a rig construction project makes them more difficult to price, and much more susceptible to cost fluctuations. Prior to contracting for such projects, engineering estimates of labor hours and materials requirements, which are developed based upon the project specifications, form the basis for the expected total project cost. Pricing is designed to cover contingencies above the expected cost, and provide a reasonable margin.

During 2007, we recognized $158.5 million of revenue on the percentage-of-completion basis, as follows: $116.9 million on eight different rig kit projects and $41.6 million on one external rig construction project. The total contract value of the rig construction project was approximately $130 million whereas the eight rig kit projects had contract values ranging from $27 million to $44 million. Contract change orders for rig kits are typically insignificant, thus the contract values are effectively fixed. Similarly, there were few change orders on the rig construction project, meaning little variability in the amount of total project revenue to be recognized.

Costs are recorded separately for each project, and by significant activity or component within each project. Costs include materials issued to the project, labor expenses that are incurred directly for the project and facility overhead expenses that are allocated across all projects at consistent rates per labor hour. The determination of total estimated project costs is performed monthly based upon then current information to ensure proper revenue recognition and timely provision for any anticipated project losses. This process involves an evaluation of progress towards project milestones and an assessment of work left to complete each project activity or component. These evaluations and assessments are based on physical observations by project managers and engineers. An estimate of project costs is then developed for each significant activity or component based upon the assessment of project status, actual costs incurred to-date and outstanding commitments for project materials and services.

During 2007, we recognized an additional $15.8 million loss on our external rig construction project which was completed in June 2007, resulting in a total loss on the project of approximately $17.9 million. This was the first rig construction project for an external customer that we had performed in over a decade, and we have no further plans for additional external rig construction projects at this time. With respect to our rig kits, due to the smaller size and duration of the projects and lesser labor cost component, we have not experienced any significant fluctuations in the percentage of completion measurements, nor have we incurred any losses on such projects.

Please be advised that in future filings we will clarify how we arrived at the estimate of total project costs, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future.
Consolidated Statement of Operations, page 48
2.	Please revise your costs of revenue financial statement captions in future filings to include the parenthetical disclosure required by SAB Topic 11:B.

Response to Comment No. 2:

We will include the parenthetical disclosure required by SAB Topic 11:B in future filings.
Note 1. Revenue and Expense Recognition, page 52
3.	We note that you measure performance under your percentage-of-completion contracts based on the ration of costs incurred to total estimated contract costs. Please explain how you determine that all costs incurred relate directly to contract performance and how your accounting complies with paragraph 50 of SOP 81-1. As part of your response, please clarify whether you typically incur costs, particularly in the early stages of the contract that do not directly relate to contract performance.

Response to Comment No. 3:

As noted under our Response to Comment No. 1 above, costs are recorded separately for each project, and include materials issued to the project, labor expenses that are incurred directly for the project and facility overhead expenses that are allocated across all projects at consistent rates per labor hour. Incurred costs include only those that measure project work performed. Material costs incurred, for example, do not include materials purchased but remaining in inventory. Only when such materials have been used in production on the project are they included in incurred project costs. We do not typically incur other costs in the early stages of the contract that are not directly related to contract performance. In addition, we do not recognize revenues on percentage-of-completion basis until the underlying project is at least 10% complete to better ensure that revenue recognition only follows from project performance.

4.	We note you receive reimbursement for certain “rebillable” costs which are recognized as both revenues and expenses when incurred. Please revise your disclosure in future filings to more specifically describe these rebillable costs. In addition, please clarify how you determined that it is appropriate to report these rebillable costs on the gross basis pursuant to EITF 99-19 or EITF 01-14 as appropriate.

Response to Comment No. 4:

Our rebillable costs typically include amounts expended for rig relocation services, parts, supplies or other services purchased on behalf of our customers and the cost of meals and housing provided to customer personnel. Each rebillable cost item and the amounts to be rebilled are stipulated in our drilling contract with the customer, and such items and amounts frequently vary between contracts. We believe it is appropriate to report these rebillable costs on the gross basis pursuant to EITF 99-19, for the following reasons:
•	We are the primary obligor in the arrangement — we are contractually obligated to provide the product or service to the customer, and bear responsibility for the acceptability of such product or service;

•	We have discretion in supplier selection and are involved in determining product or service specifications — there are usually multiple suppliers from which to select the product or service and we frequently determine the nature, type or characteristics of the product or service; and

•	We assume full credit risk related to the rebillable costs — our obligation to the supplier is tied solely to the supplier’s performance and independent from our ability to collect from our customer.
Conversely, we do not believe it is appropriate to report these rebillable costs on the net basis pursuant to EITF 99-19, for the following reasons:
•	The supplier is not the primary obligor in the arrangement; and

•	The supplier’s credit risk is related to our ability to pay and in no way related to our customer.
We will revise our disclosure in future filings to more specifically describe our rebillable costs.
Note 2. Long-term Debt page 56
5.	Your disclosure states that you have offset your convertible debentures against promissory notes in your consolidated financial statements. Please clarify how you have concluded that you intend to set off the convertible debentures against the promissory notes in accordance with paragraph 5.c of FIN 39 when you have a history of converting the debentures into common stock. In addition, please clarify why you assume conversion of the debentures when calculating diluted EPS as you have disclosed on page 54 as you offset the debentures in consolidation.

Response to Comment No. 5:

Under the Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, as amended, floating-rate subordinated convertible debentures totaling $30 million were issued by the Company at various dates between 1998 and 2001. All such debentures were issued in exchange for promissory notes executed by the debenture recipient in favor of the Company. Each debenture is convertible into the Company’s common stock at a fixed conversion ratio, solely at the option of the debenture recipient, and only after the promissory note has been repaid. The notes contain provisions for set off, allowing the Company to offset outstanding debenture liabilities by amounts due under the notes. Until such time as the notes have been repaid, the debenture holder has no conversion or other rights under the debenture. The Company intends to set off the outstanding debentures against the unpaid promissory notes in order to avoid a claim for cash settlement by the debenture holder. Thus, the debentures and related notes have been offset in our consolidated financial statements.

As the debentures are convertible into the Company’s common stock, they have been deemed to be a convertible security in accordance with paragraphs 26-28 of FAS 128, and are therefore included in the computation of diluted earnings per share. During each of the years in the period covered by your review, the debentures had a dilutive effect on our earnings per share.

6.	We note you believe you were in compliance with each of your debt covenants at December 31, 2007. Please clarify whether you were or were not in compliance with your debt covenants as of December 31, 2007 and revise your disclosure in future filings to make such an affirmative statement.

Response to Comment No. 6:

We were in compliance with our debt covenants at December 31, 2007 and will revise our future filings to make such an affirmative statement.
Note 13. Asset Dispositions, page 76
7.	We note that you sold your semi-submersible rig in October 2005 and accounted for the transaction as a sales-type lease. Please explain how your accounting for this sales-type lease complies with paragraph 17 of SFAS 13. As part of your response, clarify how you determined that it was appropriate to defer a portion of the gain on the sale until fiscal year 2007 and how you accounted for the sales transaction in fiscal year 2005. Explain why proceeds received subsequent to the sales transaction were not accounted for as unearned lease income.

Response to Comment No. 7:

In October 2005, Rowan agreed to sell for approximately $60 million in cash a rig that had a carrying value of approximately $14 million. The buyer was a small oil and gas company who planned to use rig to help produce a number of wells in the Gulf of Mexico. The buyer’s ability to pay for the rig was dependent upon cash flows from these wells, thus a payment schedule was structured to assist the buyer’s liquidity. It spanned a 15-month period and called for a $10 million deposit, fixed monthly payments totaling approximately $26 million and a final balloon payment of approximately $24 million in January 2007. The Company retained title to the rig until paid in full as protection against the significant credit risk being undertaken.

The transaction was accounted for as a sales-type lease. The original gross investment in the lease was set equal to the present value at inception of the minimum payments to be made, or approximately $57 million, which was recorded in Receivables. We reduced the balance of unearned lease income by the carrying value of the leased asset, leaving the $43 million expected gain on the sale in Deferred income. Thus, our net investment in the lease at inception was approximately $14 million. Because the collectability of payments was not assured, we elected to defer recognition of any income until our net investment had been fully recovered, consistent with Staff Accounting Bulletin No. 101. Subsequent payments would be fully credited to income upon collection, though this income was classified apart from our operating revenues and within Gain on sale of property of equipment, consistent with the nature of the transaction. There was no stated rate of interest in the agreement, though we imputed interest income over the lease period at a rate approximating our cost of funds.

At December 31, 2005, Rowan had received payments totaling $12.1 million and included in assets the present value of expected future collections of $45.7 million ($14.8 million in Trade and other receivables; $30.9 million in Goodwill and other assets). Deferred income at that date included $43.8 million related to this transaction ($18.8 million in Other current liabilities and $25.0 million in Other liabilities). Our net investment in the lease at December 31, 2005, was $1.9 million. No lease income was recognized during 2005.
We hope that our responses adequately address your concerns. We respectfully request that we be allowed to incorporate the response to Comment No. 1 in future filings rather than file an amendment to our Form 10-K.
As requested in your letter, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration in this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,
/s/ William H. Wells
William H. Wells
Vice President -- Finance and Chief Financial Officer